Avalon Pharmaceuticals, Inc.
20358 Seneca Meadows Parkway
Germantown, Maryland 20876
September 26, 2005
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Avalon Pharmaceuticals, Inc.
Registration Statement on Form S-1
SEC File No. 333-124565
Dear Sirs:
           In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, a request is made hereby on behalf of Avalon Pharmaceuticals, Inc. that acceleration of the effectiveness of the above-captioned Registration Statement be granted at 4:00 p.m. Eastern Time on September 28, 2005, or as soon thereafter as practicable.
           In addition, Avalon Pharmaceuticals, Inc. acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Avalon Pharmaceuticals, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Avalon Pharmaceuticals, Inc. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

AVALON PHARMACEUTICALS, INC.
By:	/s/ Thomas G. David
Thomas G. David
Senior Vice President, General Counsel and Secretary (Duly Authorized Signatory)